ACM Government Sprectrum Fund                           Exhibit 77C
811-5500

    "The Annual Meeting of Shareholders of ACM Government Spectrum, "Inc. was held on March 28, 2000. A description of each proposal"
     and number of shares voted at the meeting are as follows:

	1.To Elect Directors:   Shares Voted For  Withheld Authority
	Class Three Directors
	(term expires 2003)

	Ruth Block              "33,369,385"             "691,344"
	John D. Carifa          "33,365,437"             "695,292"
	Robert C. White         "33,336,798"             "723,931"


				    Shares  Shares Voted    Shares
	2.To ratify the selection   Voted For  Against     Abstained
	of Ernst & Young LLP
	as the Fund's independent
	auditors for the Fund's
	fiscal year ending
	"December 31, 2000."     "33,586,629" "205,795"   "268,305"